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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52964

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

P.A.N. Securities, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 Broadway, 24th Floor
(No. and Street)

New York	NY	10279
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel (212) 897-1688
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name - if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

P.A.N. Securities, LP

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Partner's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption Report.
[ ] Statement of Exemption from Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Scott DePetris, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to P.A.N. Securities, LP for the year ended December 31, 2015, is true and correct. I further affirm that neither the Partnership nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Executive Officer
Title



Notary Public

JAMAL C. LICORISH
No. 01LI6124916
Notary Public, State of New York
Qualified in Kings County
Certificate Filed in Kings County
Term Expires April 4, 2017

P.A.N. Securities, LP
Table of Contents
December 31, 2015



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To P.A.N. Securities, LP

We have audited the accompanying statement of financial condition of P.A.N. Securities, LP (the "Partnership") as of December 31, 2015. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of P.A.N. Securities, LP as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 25, 2016

P.A.N. Securities, LP

Statement of Financial Condition
December 31, 2015

Assets	
Cash	$ 2,410,150
Accounts receivable	1,930,663
Other assets	54,897
Total assets	$ 4,395,710
Liabilities and Partner's Equity	
Accrued expenses	$ 25,796
Deferred/unearned revenue	46,000
Due to related party	96,862
Total liabilities	168,658
Partner's equity	4,227,052
Total liabilities and partner's equity	$ 4,395,710

The accompanying notes are an integral part of this financial statement.

1. Nature of Operations

P.A.N. Securities, LP (the "Partnership"), a wholly-owned subsidiary of Portware, LLC (the "Parent" or "Portware"), is a limited partnership whose operations consist of providing access to trade routing software to broker-dealers and their customers. The Partnership's customers consist solely of registered broker-dealers.

The Partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

During the fourth quarter of 2015, FactSet Research Systems, Inc., a leading provider of integrated financial information and analytical applications to the global investment community acquired all the membership interests of the Parent.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
The Partnership's revenue is primarily derived from providing access maintenance and professional services ("AMPS") to the broker-dealer community for ongoing integration of their offerings from a licensing agreement with Portware. The Partnership uses contracts as evidence of an arrangement for AMPS.

AMPS revenues are recognized when the broker's offering is successfully integrated into a version for a specific client of Portware. Fixed AMPS fees are charged on a monthly basis and recognized as earned each month.

Transactional based AMPS revenues are calculated based on the number of shares transacted during a given month. Revenues are recognized in the month that the transactions are completed however, in circumstances where the monthly and annual fees are in excess of agreed upon thresholds, revenues are annualized and recognized pro rata on a monthly basis throughout the term of the contract.

Deferred/Unearned Revenue
Deferred/unearned revenue represents amounts received in advance of future services to be provided.

2. Summary of Significant Accounting Policies (continued)

Accounts Receivable and Allowance for Doubtful Accounts

The Partnership considers all accounts receivable at December 31, 2015 to be collectible and no allowance for doubtful accounts is deemed necessary.

Income Taxes

The Partnership is a disregarded entity for tax purposes and is not subject to federal and state income taxes. The Partnership's income is included in the taxable income of the taxable entity that beneficially owns the Partnership. The individuals who beneficially own the Partnership are responsible for taxes on their proportionate share of the Partnership's taxable income. New York City Unincorporated Business Tax on the statement of operations is based upon the Partnership's proportionate share of its parent's tax expense computed as if the Partnership was a standalone entity.

The determination of the Partnership's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items, and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Partnership's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Partnership reassesses these probabilities and records any changes in the financial statements as appropriate.

The Partnership is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Partnership recording a tax liability that would reduce partner's equity. The Partnership recognizes interest accrued and penalties related to unrecognized tax benefits as a component of income tax expense, if assessed. At December 31, 2015 management has determined that the Partnership had no uncertain tax positions that would require financial statement recognition, therefore, no interest expense or penalties have been recognized for the year ended December 31, 2015.

3. Transactions with related parties

The Partnership rents office space from its Parent under an expense sharing agreement which expires in May 2016, and which is expected to be extended, for $7,000 per month. Rent expense was $84,000 for the year ended December 31, 2015. The agreement requires minimum monthly payments that total an aggregate of $35,000 for the year ended December 31, 2016.

3. Transactions with related parties (continued)

The Partnership's Parent provides administrative services under an expense sharing agreement, including payroll-related, management and consulting services, which expires in May 2016, which is expected to be extended, for approximately $105,000 per month. Administrative expenses were approximately $1,263,000 for the year ended December 31, 2015. The agreement requires minimum monthly payments that total an aggregate of approximately $525,000 for the year ended December 31, 2016.

4. Regulatory Requirements

The Partnership, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Partnership's net capital was approximately $2,263,000, which was approximately $2,254,000 in excess of its computed minimum capital requirement of $9,777.

In accordance with the FINRA membership agreement applicable to the Partnership, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Partnership does not handle cash or securities on behalf of customers.

5. Concentrations

For the year ended December 31, 2015, approximately 40% of the Partnership's revenues were from four customers. Accounts receivable from these customers was approximately $769,600 as of December 31, 2015.

The Partnership maintains its cash balances in one financial institution, but does not consider itself at risk in this regard. The Partnership is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of this financial institution and does not anticipate any losses on these balances.

P.A.N. Securities, LP
Statement of Financial Condition

December 31, 2015